FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                27 November 2002


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Results of meeting

Exhibit No. 1

27 November 2002


                       RESULTS OF ANNUAL GENERAL MEETING


Virotec International Ltd (ASX/AIM: VTI) is pleased to advise of the results of today's annual general meeting of shareholders, held in Brisbane, Queensland, Australia. The items of business considered were:



ORDINARY BUSINESS



1. To receive and consider the financial statements and reports of the directors and the auditors for the year ended 30 June 2002.



2. That David McConchie, who retires by rotation in accordance with the Company's constitution, and being eligible, be re-elected as a director of the Company.



SPECIAL BUSINESS



3. That Michael Nissen, who retires as required by the Corporations Act, be re-elected as a director of the Company in accordance with the provisions of the Corporations Act.



4. That the Company's Option Incentive Scheme be amended as set out in the Explanatory Memorandum being an amendment to provision 6.2 regarding the calculation of the exercise price of options issued under the Scheme.



All of the resolutions put to the meeting were passed on a show of hands.



A total of 13,329,293 proxy votes were received representing approximately 15% of the voting shares on issue. Details of the proxy voting are as follows:


Resolution                          For            Against     Abstain     Open           Total

2. Election of Dr McConchie         25,011,520     13,750      38,000      215,600        25,278,870

3. Election of Dr Nissen            24,938,685     84,900      38,000      217,285        25,278,870

4. Amendment to Option Incentive    24,907,338     67,880      76,367      227,285        25,278,870
   Scheme



The Chairman's address to the meeting will be released as a separate announcement and will also be available on Virotec's website, www.virotec.com.



For further information please contact Angus Craig, Company Secretary, on +617 5530 8014.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     27 November 2002